Exhibit 99.2

INTERIM FINANCIAL REPORT
THIRD QUARTER 2026

TABLE OF CONTENTS

Interim financial report	3
1. Business update	3
2. FINANCIAL HIGHLIGHTS	4
3. 2026 OUTLOOK	5
4. RISK FACTORS	5
5. FORWARD-LOOKING STATEMENTS	5
Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2026 – Interim consolidated statements of financial position	6
Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2026 - Interim consolidated statements of loss and other comprehensive loss	7
Unaudited condensed consolidated interim financial information as at and for the nine months ended, September 30, 2026 - Interim consolidated statements of changes in equity	8
Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2026 – Interim consolidated statements of cash flows	9
Notes to the unaudited condensed interim consolidated financial information	10
1. General information	10
2. Material accounting policies	10
3. Critical accounting estimates and assumptions	11
4. Segment reporting	11
5. Fair Value	11
6. Subsidiaries	13
7. Property, Plant and Equipment	13
8. Intangible assets	14
9. Right of use assets and lease liabilities	14
10. Other long-term receivables	14
11. Inventory	15
12. Trade receivables, Contract assets and Other receivables	15
13. Other current assets	16
14. Cash and cash equivalents	16
15. Financial assets	16
16. Share Capital, Share Premium, Reserves	16
17. Share-Based compensation	18
18. Financial Debt	20
19. Provisions	23
20. Trade payables	24

21. Income taxes and deferred taxes	24
22. Other liabilities	25
23. Foreign currency swaps and forwards	25
24. Results of operation	26
25. Employee benefits	29
26. Financial income	30
27. Financial expense	31
28. Earnings/(Loss) Per Share (EPS)	31
29. Other commitments	32
30. Related Party Transactions	32
31. Events after the Balance-Sheet Date	34
Responsibility statement	35

Interim financial report

THIRD QUARTER 2026

1.	Business update

A.	CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

Nyxoah initiated its pivotal DREAM IDE trial in the United States in December 2020 to support an application seeking FDA marketing authorization and, ultimately, reimbursement in the U.S. for bilateral hypoglossal nerve stimulation for the treatment of moderate-to-severe obstructive sleep apnea (“OSA”). The DREAM trial is a multicenter, prospective, open-label trial in which patients who undergo implantation of the Genio system will be followed for five years post-implantation to assess the safety and efficacy of the Genio system in patients with moderate-to-severe OSA.

The trial was initially expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints across 18 centers in the United States and six international sites. In April 2022, the FDA approved the Company’s request to reduce the trial’s sample size to 115 patients from 134 after reviewing data from the BETTER SLEEP trial.

The primary safety endpoint is incidence of device-related severe adverse events ("SAEs") at 12-months post implantation. The co-primary effectiveness endpoints are the percentage of responders with at least a 50% reduction on the apnea-hypopnea index ("AHI") with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, and a 25% reduction on the oxygen desaturation index ("ODI") between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure ("PAP") treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse ("CCC") observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

On March 19th, 2024, the Company reported the DREAM study met its primary endpoints on an intent-to-treat (ITT) basis, with an Apnea-Hypopnea Index (AHI) responder rate of 63.5% (p=0.002) and an Oxygen Desaturation Index (ODI) responder rate of 71.3% (p<0.001). Additionally, the study demonstrated a median 12-month AHI reduction of 70.8%. There were 11 serious adverse events, or SAEs, in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants. The Company filed the fourth and final module of the modular premarket approval (PMA) application at the end of the second quarter 2024 and received FDA approval on August 8, 2025.

ACCCESS U.S. IDE STUDY SEEKING APPROVAL TO TREAT CCC PATIENTS

In the United States, supported by the BETTER SLEEP study data, the FDA in September 2021 granted Breakthrough Device Designation for the Genio system in order to shorten the approval path to treat CCC patients. Following a series of sprint discussions with the FDA regarding the design of a trial called ACCCESS to assess the safety and efficacy of the Genio system on CCC patients, the FDA approved the Company’s IDE application in July 2022.

In this study, Nyxoah initially intended to implant up to 106 patients across up to 40 implant sites with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at 12 months post-implant. However, in the meantime, as announced on August 11, 2025, the Company closed patient enrolment in this study prior to enrolling all 106 potential patients. The study will continue with the patients already enrolled, with said co-primary endpoints assessed at 12 months post implant and followed for five years.

On September 2, 2026, the Company announced that the ACCCESS study met its primary safety and efficacy endpoints. In the full analysis set of 47 patients, the study demonstrated an AHI responder rate (per the Sher criteria) of 77.2% (p<0.001) and an ODI responder rate of 87.7% (p<0.001) at 12 months post-implant, with no device-related serious adverse events through 12 months. The Company is preparing a PMA supplement submission to the FDA to expand the Genio system indication to CCC patients.

B.	COMMERCIALIZATION outside U.S.

During the first nine months of 2026, Nyxoah recognized a net revenue outside of U.S. of €7.1 million, primarily in Germany, where revenue amounted to €4.3 million. After securing DRG reimbursement in Germany during the first quarter of 2021, Nyxoah built and expanded its German commercial organization to a total of 14 full time employees as of September 30, 2026.

Nyxoah’s commercial strategy is focused on creating a Center of Excellence ecosystem, with a high level of clinical expertise between implanting ENT surgeons and sleep physicians who can provide more treatment options to their large patient pools.

The Company has also focused on entering new international markets.

The Company secured DRG reimbursement in Switzerland in 2021 and generated regular revenue ever since.

In Q4 2024, the Company entered the SSDP (Specialised Services Devices Program) with the NHS in the UK and generated its first revenue that same quarter.

In Q1 2025, the Company initiated commercialization in the Middle East region through a distributor agreement and generated its first revenue in Dubai that same quarter. In Q2 2025, the Company generated its first revenue in Kuwait and Abu Dhabi.

In Q4 2025, Nyxoah initiated commercialisation and generated first revenues in the Netherlands.

Nyxoah has also generated revenue in Austria, Spain and Italy and the Company expects to expand into other European countries and Middle East markets, pending feedback on submitted reimbursement dossiers.

C.	FDA PMA APPROVAL AND US COMMERCIALIZATION

On August 8, 2025, the U.S. Food and Drug Administration (FDA) approved the Genio system for a subset of patients with moderate to severe OSA with an Apnea-Hypopnea Index (AHI) of greater than or equal to 15 and less than or equal to 65. The Company immediately commenced U.S. commercialization with a phased rollout at early-adopter centers, onboarding sites, shipping initial systems to hospitals/ambulatory surgery centers, and completing surgeon training. During the first nine months of 2026, Nyxoah recognized net revenue of €16.1 million from sales in the U.S . As part of the FDA PMA approval, the Company will complete a post-PMA approval clinical study named BREATHE which is expected to enroll 229 patients (with a minimum of 160 evaluable patients).

2.	FINANCIAL HIGHLIGHTS

Revenue was €23.2 million for the nine months ending September 30, 2026, compared to €4.4 million for the nine months ending September 30, 2025.

Cost of goods sold was €9.2 million for the nine months ending September 30, 2026, compared to cost of goods sold of €1.7 million for the nine months ending September 30, 2025.

Selling, general and administrative expenses increased by €11.2 million or 31.4 % from €35.8 million for the nine months ended September 30, 2025 to €47.0 million for the nine months ended September 30, 2026, due to an increase in costs to support commercialization of the Genio system in the U.S. following FDA approval in August 2025 and an increase in legal costs related to IP litigation.

Research and development expenses decreased by €1.8 million or 5.7%, from €32.0 million for the nine months ended September 30, 2025, to €30.1 million for the nine months ended September 30, 2026. The decrease is mainly due to lower staff costs (€3.3 million), lower manufacturing and outsourced development costs (€1.7 million), lower clinical study costs (€0.8 million) and the absence of impairment losses (2025: €1.0 million). This was partially offset by higher depreciation and amortization (€2.4 million), following the start of amortization of the Genio intangible assets after FDA approval in August 2025, higher consulting and contractors’ fees (€1.4 million) and lower capitalization of development costs (€1.6 million).

Nyxoah realized a net negative financial result of €2.6 million for the nine months ending September 30, 2026 primarily driven by the amortization of the day 1 loss on the Company’s convertible bond and interest expenses, partially offset by a €1.5 million gain on the change in fair value of the convertible bond and net foreign exchange gains, compared to a net negative financial result of €1.6 million for the nine months ended September 30, 2025.

Nyxoah realized a net loss of €66.7 million for the nine months ended September 30, 2026, compared to a net loss of €66.6 million for the nine months ended September 30, 2025.

Cash and cash equivalents

On September 30, 2026, cash and cash equivalents and financial assets totalled €77.0 million, compared to €48.0 million on December 31, 2025. The increase in cash and financial assets is due to an equity raise completed in the second quarter of 2026 and the draw down of the second tranche of the Company’s term loan facility.

3.	2026 OUTLOOK

The Company expects to continue ramping up sales primarily in the United States. In markets where we are already present such as Germany, Switzerland, the United Kingdom and the Middle East, and in other select international markets, we strive for further growth subject to the receipt of favourable reimbursement for the Company’s product in those markets.

4.	RISK FACTORS

We refer to the description of risk factors in the Company's 2025 annual report, pp. 81-101. In summary, the principal risks and uncertainties faced by us relate to our financial situation and need for additional capital, clinical development of our product candidates, commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property, the outcome of intellectual property litigation, our organization and operations.

5.	FORWARD-LOOKING STATEMENTS

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; the outcome of any intellectual property litigation; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s 2025 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2026 –
Interim consolidated statements of financial position

(unaudited)

(in thousands)

		As at
	Notes	September 30 2026	December 31 2025
ASSETS
Non-current assets
Property, plant and equipment	7	4 168	4 052
Intangible assets	8	46 820	50 108
Right of use assets	9	1 843	1 293
Deferred tax asset		10	87
Other long-term receivables	10	1 825	1 718
		€54 666	€57 258
Current assets
Inventory	11	4 782	4 660
Trade receivables	12	7 848	5 254
Contract assets	12	453	261
Other receivables	12	2 117	2 209
Other current assets	13	1 785	828
Financial assets	15	61 644	18 000
Cash and cash equivalents	14	15 430	30 001
		€94 059	€61 213
Total assets		€148 725	€118 471

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	16	7 093	6 505
Share premium	16	417 252	335 134
Share based payment reserve	17	13 898	12 395
Other comprehensive income	16	827	1 124
Retained loss		(371 110)	(306 029)
Total equity attributable to shareholders		€67 960	€49 129

LIABILITIES
Non-current liabilities
Financial debt	18	34 364	17 670
Lease liability	9	1 397	637
Provisions	19	1 405	1 396
Deferred tax liability		68	-
Contract liability	24	678	681
		€37 912	€20 384
Current liabilities
Financial debt	18	17 545	23 428
Lease liability	9	551	779
Trade payables	20	12 555	13 727
Current tax liability	21	4 153	3 939
Contract liability	24	1 416	894
Other liability	22	6 633	6 191
		€42 853	€48 958
Total liabilities		€80 765	€69 342
Total equity and liabilities		€148 725	€118 471

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2026 -
Interim consolidated statements of loss and other comprehensive loss

(unaudited)

(in thousands)

		For the three months ended September 30		For the nine months ended September 30
	Notes	2026	2025	2026	2025
Revenue	24	9 170	1 972	23 217	4 376
Cost of goods sold	24	(3 385)	(779)	(9 211)	(1 675)
Gross profit		€5 785	€1 193	€14 006	€2 701
Research and Development Expense	24	(11 777)	(12 911)	(30 124)	(31 959)
Selling, General and Administrative Expense	24	(16 019)	(12 702)	(47 011)	(35 765)
Other income		143	51	172	166
Operating loss for the period		€(21 868)	€(24 369)	€(62 957)	€(64 857)
Financial income	26	7 288	1 082	6 199	6 561
Financial expense	27	(2 942)	(583)	(8 807)	(8 162)
Loss for the period before taxes		€(17 522)	€(23 870)	€(65 565)	€(66 458)
Income taxes	21	(308)	290	(1 172)	(114)
Loss for the period		€(17 830)	€(23 580)	€(66 737)	€(66 572)

Loss attributable to equity holders		€(17 830)	€(23 580)	€(66 737)	€(66 572)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		(298)	(33)	(297)	197
Total comprehensive loss for the period, net of tax		€(18 128)	€(23 613)	€(67 034)	€(66 375)
Total comprehensive loss attributable to equity holders		€(18 128)	€(23 613)	€(67 034)	€(66 375)

Basic Loss Per Share (in EUR)	28	€(0.177)	€(0.630)	€(0.992)	€(1.778)
Diluted Loss Per Share (in EUR)	28	€(0.177)	€(0.630)	€(0.992)	€(1.778)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended, September 30, 2026 -
Interim consolidated statements of changes in equity

(unaudited)

(in thousands)

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income	Retained loss	Total
Balance at January 1, 2026	€6 505	€335 134	€12 395	€1 124	€(306 029)	49 129
Loss for the period	-	-	-	-	(66 737)	(66 737)
Other comprehensive loss for the period	-	-	-	(297)	-	(297)
Total comprehensive loss for the period	-	-	-	€(297)	€(66 737)	€(67 034)
Equity-settled share-based payments
Granted during the period	-	-	3 159	-	-	3 159
Expired during the period	-	-	(680)	-	680	-
Exercised during the period	1	24	(976)	-	976	25
Issuance of shares on conversion of convertible bond	35	6 587	-	-	-	6 622
Issuance of shares for cash	552	81 123	-	-	-	81 675
Transaction cost	-	(5 616)	-	-	-	(5 616)
Total transactions with owners of the company recognized directly in equity	588	82 118	1 503	-	1 656	85 865
Balance at September 30, 2026	€7 093	€417 252	€13 898	€827	€(371 110)	€67 960

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income/(loss)	Retained loss	Total
Balance at January 1, 2025	€6 430	€314 345	€9 300	€914	€(217 735)	€113 254
Loss for the period	-	-	-	-	(66 572)	(66 572)
Other comprehensive income for the period	-	-	-	197	-	197
Total comprehensive loss for the period	-	-	-	€197	€(66 572)	€(66 375)
Equity-settled share-based payments
Granted during the period	-	-	3 983	-	-	3 983
Expired during the period	-	-	(633)	-	633	-
Exercised during the period	20	72	(885)	-	885	92
Total transactions with owners of the company recognized directly in equity	20	72	2 465	-	1 518	4 075
Balance at September 30, 2025	€6 450	€314 417	€11 765	€1 111	€(282 789)	€50 954

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2026 –
Interim consolidated statements of cash flows

(unaudited)

(in thousands)

		For the nine months ended September 30
	Notes	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the period		€(65 565)	€(66 458)
Adjustments for
Finance income		(6 199)	(6 561)
Finance expenses		8 807	8 162
Depreciation of property, plant and equipment and right-of-use assets	7, 9	1 700	1 805
Amortization of intangible assets	8	3 442	1 183
Impairment loss on tangible and intangible assets		-	1 025
Impairment loss on trade receivables		53	174
Share-based payment transaction expense	17	3 159	3 983
Increase in provisions		11	106
Other non-cash items		(363)	(65)
Cash used before changes in working capital		€(54 955)	€(56 646)
Increase in inventory		(122)	(1 359)
(Increase)/Decrease in trade and other receivables		(3 257)	43
(Decrease)/Increase in trade and other liabilities		10	2 793
Cash used from changes in operations		€(58 324)	€(55 169)
Income tax paid		(811)	(569)
Net cash used in operating activities		€(59 135)	€(55 738)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(2 449)	(784)
Proceeds from reimbursements purchases of property, plant and equipment	7	1 142	-
Capitalization of intangible assets	8	(159)	(1 758)
Disposal of tangible assets	7	-	3
Purchase of financial assets - current	15	(61 394)	(24 050)
Proceeds from sale of financial assets - current	15	18 000	60 227
Interest income on financial assets		386	1 970
Net cash (used)/generated in investing activities		€(44 474)	€35 608
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(766)	(890)
Proceeds from other loan		13 750	-
Transaction costs related to loans and borrowings		(20)	-
Interests paid		(613)	(635)
Repayment of recoverable cash advance	18	(49)	-
Proceeds from issuance of shares, net of transaction costs	16	76 085	93
Other financial costs		(161)	(75)
Net cash generated/(used) in financing activities		€88 226	€(1 507)
Movement in cash and cash equivalents		€(15 383)	€(21 637)
Effect of exchange rates on cash and cash equivalents		812	(1 680)
Cash and cash equivalents at January 1	14	€30 001	€34 186
Cash and cash equivalents at September 30	14	€15 430	€10 869

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nyxoah SA

Notes to the unaudited condensed interim consolidated financial information

1.	General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

Our lead solution is the Genio system, a CE-Marked and FDA approved, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of September 30, 2026 and for the three and nine months ended September 30, 2026, have been authorized for issue on November 5, 2026 by the Board of Directors of the Company.

2.	Material accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2025. In order to be consistent with the current period’s presentation, an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. We refer to note 18 and 22.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2026, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025.

The interim condensed consolidated financial statements are presented in Euros (€) and all values are rounded to the nearest thousands, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the interim condensed consolidated financial statements. The critical accounting estimates used in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025.

Going concern principle

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared under the assumption of going concern. As of September 30, 2026, the Company held cash and cash equivalents totaling €15.4 million and financial assets amounting to €61.6 million. Based on projected cash flows for the remainder of 2026 and into 2027, management believes this liquidity position is adequate to cover capital needs and sustain operations for at least 12 months from the date of authorization of these financial statements.

The Company confirms that despite the conflict between Israel and Iran, operations are continuing with no major impact and the assets are currently safeguarded. The Company is not suffering impact of this conflict.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2026

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendment applies for the first time in 2026, but does not have an impact on the interim condensed consolidated financial statements of the Company:

•	Amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments

•	Annual Improvements - Volume 11

3.	Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5.5.2 from the Group’s 2025 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

4.	Segment reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.	Fair Value

Financial assets

Cash guarantees are recorded in the consolidated statement of financial position under “Other long-term receivables”. Upon release of the guarantees, interest is received for the duration of the guarantee, whereby the carrying amount approximates the fair value.

The prepayment options, recorded in the consolidated statement of financial position under “Other long-term receivables”, related to the loan facility agreement with the European Investment Bank (“EIB”), is measured at fair value through profit and loss (see note 18.2).

The carrying amount of trade and other receivables and other current assets, approximate their value due to their short-term character. The fair value measurement is classified as level 3.

The carrying amount of cash and cash equivalents and financial assets approximate their value due to their short-term character. The fair value measurement is classified as level 1.

The foreign currency forwards and swaps, recorded in the consolidated statement of financial position under “Other receivables”, are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap rates and the maturity of the instrument. Refer to note 23.

Financial liabilities

The carrying value of trade and other liabilities approximates their fair value due to the short-term character of these instruments. The fair value measurement is classified as level 3.

EIB loan facility and synthetic warrants

The loan facility agreement with the EIB, recorded in the consolidated statement of financial position under “Financial debt”, is measured at amortized cost with a fixed interest rate. Refer to note 18.2. The fair value is evaluated based on the interest rates and maturity date. The instrument has a fixed interest rate and the fair value measurement is subject to changes in interest rates.

The synthetic warrants, in connection with the loan facility agreement with the EIB and recorded in the consolidated statement of financial position under “Financial debt”, are measured at fair value through profit and loss (see note 18.2). The fair value is determined using a binomial tree with 240 monthly periods (20 years) and the following key unobservable input:

•	Volatility of 67,15%, estimated based on the median of the annualized 90-day standard deviation of daily volatility of Nasdaq stock prices over the period from September 2023 to September 2026.

A 5% increase in volatility for Tranche A would result in an increase in fair value by €55,000, while a 5% decrease in volatility would result in a decrease in fair value by €64,000.

A 5% increase in volatility for Tranche B would result in an increase in fair value by €51,000, while a 5% decrease in volatility would result in a decrease in fair value by €60,000.

Convertible bond

The convertible bond, recorded in the consolidated statement of financial position under “Financial debt”, are measured at fair value through profit and loss (see note 18.3). The fair value is determined using the Longstaff-Schwartz Monte Carlo valuation model. We refer to note 18.3 for the overview of the key assumptions. A 5% increase in volatility would result in an increase in fair value by € 0.5 million, while a 5% decrease in volatility would result in a decrease in fair value by € 0.5 million. A 1% increase in credit spread would result in a decrease in fair value by €123,000, while a 1% decrease in credit spread would result in an increase in fair value by €55,000.

Recoverable cash advances

For the recoverable cash advances, the carrying amount is considered to approximate fair value due to the nature and contractual terms of the arrangements and the periodic reassessment of the expected contractual cash flows. The sensitivity of the carrying amount of the recoverable cash advances is further detailed in note 18.1.

The carrying value and the fair value of the financial assets and the financial liabilities, other than those with carrying amounts that are reasonable approximations of fair values, can be presented as follows:

	Carrying value		Fair value
(in EUR 000)	As at September 30, 2026	As at December 31, 2025	As at September 30, 2026	As at December 31, 2025
Financial Assets
Cash guarantees (level 3)	520	394	520	394
Prepayment option (level 3)	38	91	38	91
Foreign currency forwards and swaps (level 2)	-	4	-	4

	Carrying value		Fair value
(in EUR 000)	As at September 30, 2026	As at December 31, 2025	As at September 30, 2026	As at December 31, 2025
Financial liabilities
Loan facility agreement (level 3)	20 021	8 231	20 482	8 602
Synthetic warrants (level 3)	6 091	1 601	6 091	1 601
Convertible bond (level 3)	16 746	22 657	23 106	31 243
Recoverable cash advances (level 3)	9 051	8 609	9 051	8 609

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. There were no transfers between level 1 and level 2 fair value measurements during the period and no transfers into or out of level 3 fair value measurements.

6.	Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of:

•	Nyxoah LTD, an Israeli company

•	Nyxoah PTY LTD, an Australian company

•	Nyxoah Inc, a US-based company

•	Nyxoah GmbH, a German company

7.	Property, Plant and Equipment

The total acquisitions for the nine months ended September 30, 2026 amount to €2.4 million (2025: €0.8 million).

The main part of the acquisitions for the nine months ended September 30, 2026 relate to leasehold improvements under construction. The leasehold improvements under construction relate to a new lease agreement that the Company entered into per January 1, 2026 for the setup of a new manufacturing line and cleanroom area in Belgium. The Company initially funds 100% of the cleanroom project costs, however, 80% of the cleanroom project costs are reimbursed by the lessor. The total amount of reimbursements received amounts to €1.1 million for the nine months ended September 30, 2026.

The depreciation charge amounts to €1.0 million in 2026 and to €0.8 million in 2025 for the nine months ended September 30.

8.	Intangible assets

(in EUR 000)	Development cost	Patents and licenses	Total
Cost
Opening value at January 1, 2025	53 410	591	54 001
Additions	1 704	-	1 704
Impairment	(790)	-	(790)
Other movements	(4)	-	(4)
Cost at September 30, 2025	54 320	591	54 911
Opening value at January 1, 2026	55 367	591	55 958
Additions	154	-	154
Cost at September 30, 2026	55 521	591	56 112
Amortization
Opening amortization at January 1, 2025	(3 452)	(168)	(3 620)
Amortization	(1 151)	(32)	(1 183)
Amortization at September 30, 2025	(4 603)	(200)	(4 803)
Opening amortization at January 1, 2026	(5 639)	(211)	(5 850)
Amortization	(3 410)	(32)	(3 442)
Amortization at September 30, 2026	(9 049)	(243)	(9 292)
Net book value at September 30, 2025	49 717	391	50 108
Net book value at September 30, 2026	46 472	348	46 820

The Company develops The Genio system. The Company started amortizing the first-generation Genio system in 2021 and, following the FDA approval of the Genio system on August 8, 2025, the related intangible assets as from the third quarter of 2025. Due to the finalization of one of the clinical studies, the amortization of the related intangible assets started in Q2 2026. Total amortization amounted to €3.4 million for the nine months ended September 30, 2026 (2025: €1.2 million) and is included in research and development expense.

The Company continues to incur development expenses in 2026 on its ongoing R&D projects. The total capitalized development expenses amounted to €154,000 and €1.7 million for the nine months ended September 30, 2026, and 2025, respectively. The development of the ongoing R&D projects is expected to be finalized in 2027.

9.	Right of use assets and lease liabilities

For the nine months ended September 30, 2026, the Company entered into new lease agreements for a total of €1.3 million (2025: €90,000). The main part of the addition is related to a new lease agreement for a building to set up a new manufacturing line and cleanroom area in Belgium.

The repayments of lease liabilities amounted to €0.8 million (2025: €1.0 million). The depreciations on the right of use assets amounted to €0.7 million and €1.0 million for the nine months ended September 30, 2026, and 2025, respectively.

10.	Other long-term receivables

	As at
(in EUR 000)	September 30, 2026	December 31, 2025
R&D tax incentive	1 267	1 233
Prepayment option	38	91
Cash guarantees	520	394
Total other long term receivables	1 825	1 718

The other long-term receivables consist of cash guarantees for an amount of €0.5 million (2025: €394,000), prepayment options valued at €38,000 (2025: €91,000) and an R&D tax incentive in Belgium for an amount of €1.3 million (2025: €1.2 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in)tangible asset.

For further details regarding the prepayment options, refer to note 18.

The R&D tax incentive recorded as of September 30, 2026 relates to investments both on tangible and intangible assets for the years 2022 until 2026. These incentives are expected to be received 5 years after the investments are made. However, following the Law of May 12, 2024 (Belgian Gazette May 29, 2024), the Belgian R&D tax credit regime has been amended. As of 2024, the R&D tax incentive will be refunded after 4 years instead of 5 years. We refer to note 24.

11.	Inventory

As at
(in EUR 000)	September 30, 2026	December 31, 2025
Raw materials	1 684	1 315
Work in progress	972	1 851
Finished goods	2 126	1 494
Total Inventory	4 782	4 660

The increase in inventory is mainly due to an increase in finished goods and raw materials, partly offset by an decrease in work in progress.

12.	Trade receivables, Contract assets and Other receivables

	As at
(in EUR 000)	September 30, 2026	December 31, 2025
Trade receivables	7 848	5 254
Contract assets	1 009	764
Allowance for expected credit loss	(556)	(503)
Advance payments	400	307
R&D incentive receivable (Australia)	-	111
VAT receivable	649	614
Current tax receivable	527	811
Foreign currency swaps and forwards	-	4
Other	541	362
Total trade receivables, contract assets and other receivables	10 418	7 724

The increase of €2.7 million in total trade receivables, contract assets and other receivables is mainly due to an increase in trade receivables by €2.6 million, resulting from an increase in quarter-over-quarter revenue, an increase in contract assets by €245,000, an increase in other receivables by €179,000 and an increase in advance payments by €93,000. This is partially offset by a decrease in current tax receivables by €284,000, a decrease in R&D incentive receivables by €111,000 and an increase in the allowance for expected credit losses by €53,000.

R&D incentive receivables related to incentives received in Australia as a support to the clinical trials and the development of the Genio system. The decrease is  attributable to the Company’s decision to no longer claim these incentives.

13.	Other current assets

	As at
(in EUR 000)	September 30, 2026	December 31, 2025
Deferred charges	1 280	663
Accrued income	505	165
Total other current assets	1 785	828

The increase of €1.0 million in other current assets is due to an increase in deferred charges amounting to €0.6 million and an increase in accrued income amounting to €340,000. The increase in deferred charges is mainly due to timing regarding prepayments for insurance and software subscriptions that were renewed and paid in September 2026. The increase in accrued income can be explained by an increase in accrued income related to the term deposits due to an increase in the number of term deposits outstanding.

14.	Cash and cash equivalents

As at
(in EUR 000)	September 30, 2026	December 31, 2025
Short term deposit	2 933	22 131
Current accounts	12 497	7 870
Total cash and cash equivalents	15 430	30 001

Cash and cash equivalents decreased to €15.4 million as at September 30, 2026, compared to €30.0 million as at December 31, 2025 which is mainly due to a decrease of short term deposits by €19.2 million which is partially offset by an increase of current accounts by €4.6 million. The short term deposits relate to term accounts with an initial maturity of 3 months or less, measured at amortized costs.

15.	Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

As at September 30, 2026, the current financial assets amount to €61.6 million and consists of $36.4 million (€32.1 million) in USD deposits and €29.5 million in EUR deposits.

The financial assets increased from €18.0 million as at December 31, 2025 to €61.6 million as at September 30, 2026. This increase can be explained by the fact that the Company entered into USD deposits and US Treasury bills in USD for an amount of $36.4 million (€31.9 million) and into EUR deposits for an amount of €29.5 million. This increase is offset by the fact that €18.0 million reached maturity and is subsequently held as cash.

16.	Share Capital, Share Premium, Reserves

16.1. Share capital and share premium

The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2020.

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As at September 30, 2026, the share capital of the Company amounts to €7.1 million represented by 101 840 217 shares, and the share premium amounts to €442.3 million (before deduction of the transaction costs).

Evolution of the share capital and share premium over the nine months ended September 30, 2026 and 2025:

(Number of shares except otherwise stated)	Common shares	Total of shares	Share capital per share	Share capital	Share premium
January 1, 2025	37 427 265	37 427 265		6 430	332 579
May 12, 2025 - Exercise warrants	2 000	2 000	0.17	-	10
June 13, 2025 - Exercise warrants	6 375	6 375	0.17	1	33
July 8, 2025 - Exercise warrants	5 500	5 500	0.17	1	29
September 26, 2025 - Exercise RSU warrants	103 642	103 642	0.17	18	-
September 30, 2025	37 544 782	37 544 782		6 450	332 651
November 18, 2025 - Capital increase in cash	5 189 428	5 189 428	0.01	52	20 706
November 20, 2025 - Capital increase in cash	292 250	292 250	0.01	3	1 166
December 31, 2025	43 026 460	43 026 460		6 505	354 523
February 20, 2026 - Issuance of shares on conversion of convertible bond	635 943	635 943	0.01	7	2 153
May 20, 2026 - Issuance of shares on conversion of convertible bond	1 031 323	1 031 323	0.01	10	2 236
June 9, 2026 - Capital increase in cash	54 595 394	54 595 394	0.01	546	80 180
June 10, 2026 - Capital increase in cash	637 164	637 164	0.01	6	943
June 30, 2026 - Exercise RSU warrants	146 531	146 531	0.01	1	24
August 20, 2026 - Issuance of shares on conversion of convertible bond	1 767 402	1 767 402	0.01	18	2 198
September 30, 2026	101 840 217	101 840 217		7 093	442 257

On August 20, 2026, pursuant to the conversion of convertible bond, the Company issued 1,767,402 new shares for an aggregate capital increase of €2.2 million (including share premium).

As part of all capital increases in the period ended September 30, 2026, the Company incurred direct-attributable transaction costs of €5.6 million which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €76.0 million.

16.2. Reserves

The reserves include the share-based payment reserve (see note 17), other comprehensive income (loss) and the retained loss. Retained loss is comprised of primarily accumulated losses, other comprehensive income (loss) is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the nine months ended September 30, 2026 and 2025 is detailed in the table below:

(in EUR 000)	Currency translation reserve	Post- employment benefit obligations	Total
Opening value at January 1, 2025	820	94	914
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	197	-	197
Total other comprehensive income at September 30, 2025	1 017	94	1 111
Opening value at January 1, 2026	1 048	76	1 124
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(297)	-	(297)
Total other comprehensive income at September 30, 2026	751	76	827

17.	Share-Based compensation

Equity-settled share-based payment transactions – Warrants

As of September 30, 2026, the Company has six outstanding equity-settled share-based incentive plans, including (i) the 2021 warrants plan (the 2021 plan), (ii) the 2022 warrants plan (the 2022 plan), (iii) the 2024 warrants plan (the 2024 plan), (iv) the 2025 warrants plan (the 2025 plan), (v) the 2025-2 warrants plan (the 2025-2 plan) and (vi) the 2026 warrants plan (the 2026 plan).

On July 30, 2026, the Board of Directors, within the framework of the authorized capital, issued 1,000,000 warrants, giving each the right to subscribe to one common share of the Company.

By consequence, the Company can issue up to 1,000,000 common shares if all warrants are exercised. The total number of warrant holders under the 2026 plan cannot exceed 150 persons. Unless the Board of Directors determines otherwise, the warrants under the 2026 plan are not transferable inter vivos once they have been granted to a holder of 2026 Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The key features of the warrants granted under the 2026 Plan are as follows (i) each warrant could be exercised for one share, (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the issue date, (iv) the only vesting condition is that the holder is still an employee of the Company at the vesting date, and (v) unless the Board of Directors (or the shareholders’ meeting if warrants are granted to directors) determines otherwise, the warrants vest as follows: 25.0% at the grant date, 25.0% at the first anniversary of the grant date, 25.0% at the second anniversary of the grant date, 25.0% at the third anniversary of the grant date. Accordingly, the fair value of the plan is expensed over the vesting period.

The changes of the year for the equity-settled warrant plans are as follows:

Number of shares (after share split) warrants give right to across all plans	2026	2025
Outstanding at January 1	3 207 819	2 258 319
Granted	771 552	1 138 754
Forfeited	(84 356)	(56 252)
Exercised	-	(13 875)
Expired	(131 856)	(108 377)
Outstanding as at September 30	3 763 159	3 218 569
Exercisable as at September 30	2 377 055	1 853 942

The following warrants were granted in the third quarter of 2026:

-	On September 9, 2026, 35,000 warrants were granted from the 2025-2 plan and 80,000 warrants were granted from the 2026 plan. All grants were accepted.

The table below provides the input to the Black-Scholes model for warrants granted in the third quarter of 2026.

	Plan 2025-2 (grant Sept 9 2026)	Plan 2026 (grant Sept 9 2026)
Return Dividend	0%	0%
Expected volatility	68.51%	68.51%
Risk-free interest rate	3.34%	3.34%
Expected life	3	3
Exercise price	1.53	1.53
Stock price	1.34	1.34
Fair value	0.61	0.61

Equity-settled share-based payment transactions – Restricted Stock Units (“RSU”)

Since 2024 each non-executive director was granted “restricted share units” or “RSUs”, whereby each RSU represents the obligation of the relevant non-executive director to subscribe for one new ordinary share of the Company at a subscription price of EUR 0.1718 per share (irrespective of the market value of the share at that time).

The RSUs will be accounted for as an equity-settled share-based payment plan as the Company can issue new shares under the authorized capital.

At June 11, 2025, the Company has granted a total of 146,531 RSUs, towards directors which will vest at the shareholders’ meeting held in June 2026. As at September 30, 2026 all RSUs had been exercised.

At June 10, 2026, the Company has granted a total of 358,267 RSUs towards 7 directors which will vest at the shareholders’ meeting held in June 2027. The total RSUs outstanding as at September 30, 2026 was 358,267 RSUs.

Equity-settled share-based payment expense

The Company has recognized €3.2 million share-based payment expense for the nine months ended September 30, 2026 (2025: €4.0 million) of which €0.9 million is related to the incremental fair value of the re-priced warrants.

18.	Financial Debt

Financial debt mainly consists of recoverable cash advances, EIB finance agreement and synthetic warrants and convertible bond. The related amounts can be summarized as follows:

As at
(in EUR 000)	September 30, 2026	December 31, 2025
Recoverable cash advances - Non-current	8 767	8 276
Recoverable cash advances - Current	284	333
Total recoverable cash advances	9 051	8 609
EIB finance agreement - Non-current	19 506	7 793
EIB accrued interest - Current	515	438
Synthetic warrants - Non-current	6 091	1 601
Total EIB	26 112	9 832
Convertible bond - Current	16 746	22 657
Total convertible bond	16 746	22 657
Total financial debt	51 909	41 098
Non-current	34 364	17 670
Current	17 545	23 428

18.1.  Financial debt related to recoverable cash advances

Recoverable cash advances received

As at September 30, 2026, the details of recoverable cash advances received can be summarized as follows:

(in EUR 000)	Contractual advances	Advances received	Fixed reimbursements*	Variable reimbursements*
Sleep apnea device (6472)	1 600	1 600	588	8
First articles (6839)	2 160	2 160	669	38
Clinical trial (6840)	2 400	2 400	585	44
Activation chip improvements (7388)	1 467	1 467	117	58
Total	7 627	7 627	1 959	148

* Excluding interests

During the nine months ended September 30, 2026, the Company made variable reimbursements but did not receive any new amounts.

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

As at
(in EUR 000)	September 30, 2026	December 31, 2025
Contract 6472	1 795	1 697
Contract 6839	2 346	2 229
Contract 6840	2 787	2 650
Contract 7388	2 123	2 033
Total recoverable cash advances	9 051	8 609
Non-current	8 767	8 276
Current	284	333
Total recoverable cash advances	9 051	8 609

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12 months are recorded under “Non-current” liabilities.

Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2026	2025
As at January 1	8 609	8 871
Advances reimbursed (excluding interests)	(49)	-
Interest paid	(5)	-
Initial measurement and re-measurement	(293)	(24)
Discounting impact	789	809
As at September 30	9 051	9 656

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

Fair Value of Liabilities (in EUR 000)	Variation of revenue projections
Variation of discount rates *	-25%	0%	25%
-25%	9 383	9 817	10 103
0%	8 544	9 051	9 395
25%	7 822	8 380	8 766

* A change of -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3.8% instead of 5% while the one used for the variable part is 9.4% instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.

An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged.

18.2. Financial debt related to loan facility agreement and synthetic warrants agreement

Change in loan facility for Tranche A can be summarized as follows:

(in EUR 000)	2026	2025
As at January 1	8 230	7 315
Interest accrual	797	758
Interest payment	(525)	(500)
Effective interest rate adjustment	386	292
As at September 30	8 888	7 865

In order to be consistent with the current period’s presentation, an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued interest on the EIB loan of € 175,000 has been reclassified from Other liability to Financial debt as at September 30, 2025.

Change in synthetic warrants for Tranche A can be summarized as follows:

(in EUR 000)	2026	2025
As at January 1	1 601	3 204
Fair value adjustment	1 848	(1 515)
As at September 30	3 449	1 689

Change in prepayment option for Tranche A can be summarized as follows:

(in EUR 000)	2026	2025
As at January 1	(91)	(112)
Fair value adjustment	58	(21)
As at September 30	(33)	(133)

Change in loan facility for Tranche B can be summarized as follows:

(in EUR 000)	2026
As at January 1	-
New debt	13 750
Transaction cost related to loans and borrowings	(20)
Separation of non-closely related embedded derivates	(3 004)
Subtotal: Initial recognition	10 726
Interest accrual	313
Effective interest rate adjustment	94
As at September 30	11 133

Change in synthetic warrants for Tranche B can be summarized as follows:

(in EUR 000)	2026
As at January 1	-
Separation of non-closely related embedded derivates	3 016
Fair value adjustment	(374)
As at September 30	2 642

Change in prepayment option for Tranche B can be summarized as follows:

(in EUR 000)	2026
As at January 1	-
Separation of non-closely related embedded derivates	(11)
Fair value adjustment	6
As at September 30	(5)

18.3.	Financial debt related to Convertible Bond Instrument

The valuation model is dependent on the following significant inputs:

2026
Coupon (interest) rate	6.5%
Conversion price	1.48
Stock price	1.22
Return dividend	0.0%
Expected volatility	68.73%
Discount rate	11.45%

Change in the convertible bond can be summarized as follows:

(in EUR 000)
As at January 1, 2026	31 243
Fair value adjustment	(1 515)
Conversion to shares	(6 622)
Total fair value	23 106
Day 1 loss at December 31, 2025	(8 586)
Amortization	2 226
Total day 1 loss as at September 30	(6 360)
Total convertible bond as at September 30	16 746

Per February 20, 2026, the Company has converted the first principal instalment of €1.9 million and accrued interest for €246,000 into shares at a conversion price which was 90% of the share price at instalment date. Refer to note 16.

Per May 20, 2026, the Company has converted the second principal instalment of €1.9 million and accrued interest for €335,000 into shares at a conversion price which was 90% of the share price at instalment date. Refer to note 16.

Per August 20, 2026, the Company has converted the third principal instalment of €1.9 million and accrued interest for €303,000 into shares at a conversion price which was 90% of the share price at instalment date. Refer to note 16.1.

19.	Provisions

As at
(in EUR 000)	September 30, 2026	December 31, 2025
Provision for constructive obligation	1 291	1 206
Other provisions	114	190
Total provisions	1 405	1 396

The Company has a constructive obligation related to the ongoing replenishment of certain consumable components, based on business practices and customer expectations.

On May 30, 2025, the Company was sued in the U.S. District Court of Delaware by Inspire Medical, Inc. (“Inspire”) for the alleged infringement of 3 Inspire patents (US Patent Nos: 10,898,709, 11,806,526, and 11,850,424). The complaint requests customary remedies for patent infringement, including (i) a judgment that the Company has infringed and is infringing the Inspire Patents, (ii) damages, (iii) attorneys’ fees, (iv) a permanent injunction preventing the Company from infringing the Inspire Patents and (v) costs and expenses. The Company subsequently engaged counsel to represent the Company in this case. The Company intends to vigorously defend itself against the allegations brought forward in the Inspire complaint.

On September 15, 2025, the Company has filed a lawsuit against Inspire in the U.S. District Court of Delaware for the alleged infringement of 3 Nyxoah patents (US Patent Nos: 8,700,183, 9,415,215, and 9,415,216). The complaint requests customary remedies for patent infringement, including (i) a judgment that Inspire has infringed and is infringing the Nyxoah Patents, (ii)  damages, (iii) attorneys’ fees, (iv) a permanent injunction preventing Inspire from infringing the Company’s patents and (v)  costs and expenses.

On May 15, 2026, the Court issued an order consolidating the Inspire lawsuit against Nyxoah and the Nyxoah lawsuit against Inspire into a single proceeding. The parties are currently conducting discovery.

Given the early stage of this litigation, the Company is unable to predict the likelihood of success of the Inspire claims against the Company or to quantify any risk of loss. Therefore, the Company has not accrued for any potential litigation losses as of September 30, 2026. Legal costs incurred in connection with this matter have been accrued through September 30, 2026, and are recognized in the Selling, General and Administrative Expense on the line item “Legal fees”. The Company reviews the status of the litigation each quarter going forward for accrual purposes.

20.	Trade payables

As at
(in EUR 000)	September 30, 2026	December 31, 2025
Payables	4 849	5 168
Invoices to be received	7 706	8 559
Total trade payables	12 555	13 727

The decrease in total trade payables of €1.2 million as at September 30, 2026 is due to an decrease in invoices to be received of €0.9 million and a decrease in trade payables of €319,000.

21.	Income taxes and deferred taxes

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Current tax income/(expense)	(308)	342	(1 163)	(65)
Deferred tax income/(expense)	-	(52)	(9)	(49)
Total Income Tax Income/(Expense)	(308)	290	(1 172)	(114)

For the nine months ended September 30, 2026, the current tax expense mainly relates to (i) an increase of income tax payable by certain of the Company’s subsidiaries for an amount of €0.7 million, mainly in the US (2025: €0.7 million), and (ii)  an increase of the liability for uncertain tax positions for an amount of €389,000 (2025: decrease of €0.6 million).

The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €4.2 million mainly relates to a liability for uncertain tax positions for an amount of €3.9 million.

22.	Other liabilities

	As at
(in EUR 000)	September 30, 2026	December 31, 2025
Holiday pay accrual	558	552
Salary	4 133	3 840
Accrued expenses	117	44
VAT Payable	295	246
Other	1 530	1 509
Total other liabilities	6 633	6 191

The increase of €442,000 in other liabilities of €6.6 million as at September 30, 2026, compared to €6.2 million at December 31, 2025, is mainly the result of an increase of €293,000 in salary and an increase of €73,000 in accrued expenses.

As at September 30, 2026, Other mainly consists of an outstanding liability related to the continued development of the Company’s strategic R&D project.

In order to be consistent with the current period’s presentation in the consolidated financial statements as at September 30, 2026 an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. The accrued interests of the EIB loan for € 438,000 have been reclassified from accrued expenses in other liabilities to financial debt per December 31, 2025.

23.	Foreign currency swaps and forwards

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps and forwards. There have not been any transfers of level 3 categories during the year.

The Company has entered into several foreign currency forwards for which the notional amounts are detailed in the table below:

As at
(in EUR 000)	September 30, 2026	December 31, 2025
Foreign currency forwards EUR - USD (in EUR)	-	2 000
Foreign currency forwards EUR - USD (in USD)	-	2 355

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

As at September 30, 2026
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency forwards	-	-	-	-

The fair value is determined by the financial institution and is based on foreign currency swaps and forwards rates and the maturity of the instrument. All foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial assets is detailed as follows:

(in EUR 000)	2026	2025
Opening value at January 1	4	-
Fair value adjustments	(4)	94
Closing value at September 30	-	94

The change in the balance of the financial liabilities is detailed as follows:

(in EUR 000)	2026	2025
Opening value at January 1	-	353
Settled Contracts	-	(353)
Closing value at September 30	-	-

24.	Results of operation

Revenue and cost of goods sold

In the nine months ended September 30, 2026, the Company generated revenue for the amount of €23.2 million (2025: €4.4 million). In the three months ended September 30, 2026, the Company generated revenue for the amount of €9.2 million (2025: €2.0 million).

The contract liability included in the consolidated statement of financial position is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants and the revenue attributed to the future deliveries of the patient-related components in the United States. The current contract liability amounts to €1.4 million (December 31, 2025: €0.9 million) while the non-current contract liability amounts to €0.7 million (December 31, 2025: €0.7 million). The revenue recognized in the nine months ended September 30, 2026 that was included in the contract liability balance at the beginning of the period amounts to €344,000 (2025: €213,000).

The sales based on country of customer for the three months ended and nine months ended September 30, 2026 and 2025:

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Sales US	6 689	231	16 140	231
Sales Germany	1 667	1 042	4 282	3 146
Sales UAE	200	217	1 014	249
Sales England	312	283	970	550
Sales Switzerland	81	184	438	185
Sales Netherlands	221	-	260	-
Sales Italy	-	-	73	-
Sales Austria	-	-	37	-
Sales Spain	-	15	3	15
Total sales	9 170	1 972	23 217	4 376

For the nine month period ended September 30, 2026, the Company had no customers with individual sales larger than 10% of the total revenue (2025: two customers).

For the three month period ended September 30, 2026, the Company had no customers with individual sales larger than 10% of the total revenue (2025: two customers).

Cost of goods sold for the three and nine months ended September 30, 2026 and 2025:

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Purchases of goods and services (*)	4 461	1 522	9 333	3 034
Inventory movement	(1 076)	(743)	(122)	(1 359)
Total cost of goods sold	3 385	779	9 211	1 675

(*) Including purchases of raw material, direct labour allocation, indirect labour allocation, fees of subcontractors, warranty and shipping cost (direct)

Operating expenses

The tables below detail the operating expenses for the nine months ended September 30, 2026 and 2025:

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	30 283	(159)	30 124
Selling, general and administrative expenses	47 011	-	47 011
Other income/(expense)	(187)	15	(172)
For the nine months ended September 30, 2026	77 107	(144)	76 963

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	33 717	(1 758)	31 959
Selling, general and administrative expenses	35 765	-	35 765
Other income/(expense)	(230)	64	(166)
For the nine months ended September 30, 2025	69 252	(1 694)	67 558

The tables below detail the operating expenses for the three months ended September 30, 2026 and 2025:

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	11 777	-	11 777
Selling, general and administrative expenses	16 019	-	16 019
Other income/(expense)	(147)	4	(143)
For the three months ended September 30, 2026	27 649	4	27 653

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	13 115	(204)	12 911
Selling, general and administrative expenses	12 702	-	12 702
Other income/(expense)	(59)	8	(51)
For the three months ended September 30, 2025	25 758	(196)	25 562

Research and Development expenses

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Staff costs	3 034	3 846	8 809	12 126
Consulting and contractors' fees	4 095	3 102	8 341	6 979
Depreciation and amortization expense	1 469	1 021	4 216	1 850
Clinical studies	1 451	1 068	3 524	4 319
Manufacturing and outsourced development	971	1 975	2 884	4 575
Travel	396	343	1 133	1 055
Rent	211	47	672	274
Q&A regulatory	66	41	166	161
Impairment loss on (in)tangible assets	-	1 025	-	1 025
Other expenses	84	647	538	1 353
Capitalized costs	-	(204)	(159)	(1 758)
Total research and development expenses	11 777	12 911	30 124	31 959

Before capitalization of €159,000 for the nine months ended September 30, 2026 and €1.8 million for the nine months ended September 30, 2025, research and development expenses decreased by €3.4 million or 10.2%, from €33.7 million for the nine months ended September 30, 2025, to €30.3 million for the nine months ended September 30, 2026. The decrease is mainly due to a decrease in clinical study expenses and in R&D activities. Following the FDA approval in August 2025, the amortization of the related intangible assets commenced leading to an increase in depreciation and amortization expenses.

During the period ended as at September 30, 2026, the Company recognized no impairment loss on (in)tangible assets (2025: €1.0 million).

Research and development expenses decreased by €1.3 million or 10.2%, from €13.1 million before capitalization of €0.2 million for the three months ended September 30, 2025, to €11.8 million for the three months ended September 30, 2026, due to a decrease in clinical study expenses and in R&D activities.

Selling, General and Administrative expenses

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Staff costs	9 134	6 522	26 852	19 792
Consulting and contractors' fees	4 185	3 117	11 239	8 850
Legal fees	549	740	3 089	1 219
Travel	1 000	653	2 577	1 821
IT	510	552	1 323	1 598
Depreciation and amortization expense	144	413	926	1 131
Insurance fees	129	106	342	328
Rent	163	51	301	281
Impairment loss on trade receivables	16	174	53	174
Other	189	374	309	571
Total selling, general and administrative expenses	16 019	12 702	47 011	35 765

Selling, general and administrative expenses increased by €11.2 million or 31.4 % from €35.8 million for the nine months ended September 30, 2025 to €47.0 million for the nine months ended September 30, 2026, mainly due to an increase of costs to support U.S. commercialization of the Genio system following FDA approval in August 2025 (staff costs, consulting and contractors’ fees and travel) and an increase in legal costs related to IP litigation.

Selling, general and administrative expenses increased by €3.3 million or 26.1 % from €12.7 million for the three months ended September 30, 2025 to €16.0 million for the three months ended September 30, 2026, mainly due to an increase in staff costs and consulting and contractors’ fees to support U.S. commercialization of the Genio system following FDA approval in August 2025.

Other operating income / (expenses)

The Company had other operating income of €172,000 for the nine months ended September 30, 2026 compared to other operating income of €166,000 for the nine months ended September 30, 2025.

The Company had an operating income of €143,000 for the three months ended September 30, 2026 compared to other operating income of €51,000 for the three months ended September 30, 2025.

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Recoverable cash advances
Initial measurement and re-measurement	263	(1)	293	24
R&D incentives	(116)	60	(106)	171
Capitalization of R&D incentive	(4)	(8)	(15)	(64)
Other income	-	-	-	35
Total Other Operating Income	143	51	172	166

The other operating income for the nine month period ended September 30, 2026, contains the R&D incentive received related to development expenses incurred in Belgium. For the nine month period ended September 30, 2026, €15,000 (2025: €64,000) has been deducted from the expenses capitalized in relation to this R&D incentive. Until the second quarter of 2026, a R&D tax incentive was received in the subsidiary in Australia as well. Since the third quarter, the Company has decided to no longer claim back R&D tax incentive amounts in Australia. The outstanding receivable for an amount of €111,000 has been reversed.

25.	Employee benefits

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Salaries	10 609	8 431	29 498	24 849
Social charges	656	593	2 206	2 212
Pension charges	141	114	349	413
Share-based payment	717	1 121	3 159	3 983
Other	45	109	449	461
Total employee benefits	12 168	10 368	35 661	31 918

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Selling, general and administrative expenses	9 134	6 522	26 852	19 792
Research & Development expenses	3 034	3 846	8 809	12 126
Total employee benefits	12 168	10 368	35 661	31 918

26.	Financial income

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Interests	536	247	786	1 705
Exchange differences	1 301	257	3 505	3 208
Fair value adjustment convertible bond	4 116	-	1 515	-
Fair value adjustment foreign currency swaps and forwards	-	(405)	-	88
Fair value adjustment synthetic warrants Tranche A	755	1 007	-	1 515
Fair value adjustment synthetic warrants Tranche B	574	-	374	-
Fair value adjustment prepayment option	-	(36)	-	21
Other	6	12	19	24
Total financial income	7 288	1 082	6 199	6 561

The financial income decreased from €6.6 million for the nine month period September 30, 2025 to €6.2 million for the nine month period ended September 30, 2026. This decrease can mainly be explained by a decrease in interest by €0.9 million and a decrease in the fair value adjustments on the synthetic warrants by €1.1 million which are partially offset by an increase in the fair value adjustment on the convertible bond by €1.5 million.

For the nine month period ended September 30 2026, exchange gains amount to €3.5 million which consists of €0.8 million realized exchange gains and €2.7 million unrealized gains. The unrealized exchange result is mainly related to the revaluation of both the Company’s USD cash balance and USD financial assets.

The Company holds both EUR and USD balances, each used to settle expenses in their respective currencies.

The main contributor to the exchange gain is explained by the fact that the majority of the cash held by the Belgian subsidiary is held in USD to cover future USD expenses. As a result, the recent depreciation of the euro, approximately 3.1 % between January 1 and September 30, 2026, has led to a unrealized FX gain upon translation of USD cash to the functional currency of the subsidiary which is EUR.

For the nine month period ended September 30, 2026, the total interest income amounted to €0.8 million (three month period ended September 30, 2026: €0.5 million). This interest income relates to the term accounts. The decrease can be explained by a decrease in number of term accounts contracted by the Company during the period.

The fair value adjustments of synthetic warrants and prepayment option are related to the EIB loan facility agreement. More information can be found in note 18.

More information on the fair value adjustment on the convertible bond can be found in note 18.3.

More information on the fair value adjustment foreign currency swaps and forwards can be found in note 23.

27.	Financial expense

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Amortization day 1 loss convertible bond	750	-	2 226	-
Fair value adjustment synthetic warrants Tranche A	-	-	1 848	-
Fair value adjustment prepayment option	29	-	64	-
Recoverable cash advances, Accretion of interest	263	270	789	809
Interest and bank charges	842	402	1 773	1 163
Interest on lease liabilities	21	28	67	99
Exchange differences	1 038	(122)	2 035	6 019
Other	(1)	5	5	72
Total financial expense	2 942	583	8 807	8 162

The financial expenses increased from €8.2 million for the nine month period ended September 30, 2025 to €8.8 million for the nine month period ended September 30, 2026 mainly due to the amortization of the day 1 loss of the convertible bond of €2.2 million and fair value adjustments of the synthetic warrants of €1.8 million which is offset by a decrease in exchange differences by €4.0 million.

The exchange losses amounting to €2.0 million for the nine month period ended September 30, 2026 which consist of €0.6 million realized exchange losses and €1.5 million unrealized exchange losses. The unrealized exchange result mainly relates to the revaluation of both the Company’s USD cash balance and USD financial assets.

The discounting impact of the recoverable cash advances is further detailed in note 18.

The fair value adjustments the prepayment option are related to the EIB loan facility agreement. More information can be found in note 18.2.

More information on the amortization of the day 1 loss related to the convertible bond can be found in note 18.3.

28.	Earnings/(Loss) Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the period by the weighted average number of shares outstanding during the period. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for September 2026 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

	For the three months ended September 30		For the nine months ended September 30
	2026	2025	2026	2025
As at September 30, after conversion and share split
Outstanding common shares at period-end	101 840 217	37 544 782	101 840 217	37 544 782
Weighted average number of common shares outstanding	100 869 117	37 445 273	67 285 916	37 434 641
Potential number of shares resulting from the exercise of outstanding warrants	4 121 426	3 218 569	4 121 426	3 218 569
Potential number of shares resulting from conversion of the bond	12 226 489	-	12 226 489	-

Basic and Diluted EPS for the three and nine month period ended September 30, 2026 and 2025 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the three months ended September 30		For the nine months ended September 30
	2026	2025	2026	2025
Loss of the period attributable to equity holders (in EUR)	(17 830 000)	(23 580 000)	(66 737 000)	(66 572 000)
Weighted average number of common shares outstanding (in units)	100 869 117	37 445 273	67 285 916	37 434 641
Basic earnings per share in EUR (EUR/unit)	(0.177)	(0.630)	(0.992)	(1.778)
Diluted earnings per share in EUR (EUR/unit)	(0.177)	(0.630)	(0.992)	(1.778)

29.	Other commitments

There are no other commitments.

30.	Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

30.1.	Remuneration of Key Management

Key management comprised of the members of executive management which consists of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief Commercial Officer (CCO) and the Chief Technology Officer (CTO) of the Company.

For the period ended September 30, 2026 and September 30, 2025, the table below includes the remuneration package of all members of executive management.

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2026	2025	2026	2025
Short-term remuneration & compensation (1)	689	569	1 829	1 994
Post-employment benefits	6	31	45	66
Share based payment (2)	311	468	1 214	1 022
Total	1 006	1 068	3 088	3 082

(1) Includes base remuneration, fringe benefits, short term (one-year) performance related bonus (i.e. variable remuneration), sign-on bonuses.
(2) Warrant expense under IFRS 2.

30.2.	Relationship and transactions with non-executive directors and holders of more than 3% of our share capital

	For the nine months ended September 30, 2026		For the nine months ended September 30, 2025
(in EUR 000)	Set up of Production Line	Board Remuneration	Set up of Production Line	Board Remuneration
Cochlear	-	-	52	-
Robelga SRL	-	105	-	88
Kevin Rakin	-	63	-	47
Pierre Gianello	-	41	-	46
Jurgen Hambrecht	-	47	-	55
Rita Mills	-	55	-	54
Virginia Kirby	-	41	-	45
Wildman Ventures LLC	-	56	-	64
Total	-	408	52	399
Amounts outstanding at period-end	-	111	-	135

	For the three months ended September 30, 2026		For the three months ended September 30, 2025
(in EUR 000)	Set up of Production Line	Board Remuneration	Set up of Production Line	Board Remuneration
Robelga SRL	-	34	-	29
Kevin Rakin	-	16	-	15
Pierre Gianello	-	14	-	19
Jurgen Hambrecht	-	16	-	23
Rita Mills	-	15	-	15
Virginia Kirby	-	12	-	20
Wildman Ventures LLC	-	16	-	26
Total	-	123	-	147
Amounts outstanding at period-end	-	111	-	135

For the period ended September 30, 2026, our non-executive directors were: Robelga SRL (permanently represented by Robert Taub), Jürgen Hambrecht, Kevin Rakin, Rita Johnson-Mills, Virginia Kirby, Wildman Ventures, LLC (permanently represented by Daniel Wildman) and Pierre Gianello.

The warrant expense under IFRS 2 related to the warrants that were granted to the non-executive directors amounted to €0.6 million for the period ended September 30, 2026 (€1.1 million for the period ended September 30, 2025).

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated January 2023, related to the transfer of assets and related support for the setting up of a production line in the U.S. This statement scope of work led to a financial impact of €52,000 for nine months ended September 30, 2025 and was recognized as part of assets under construction.

Effective October 1, 2024, the Company entered into a collaboration agreement with Man & Science SA to develop a miniaturized injectable neuromodulation device, for which the Company retains exclusive rights for use in the treatment of obstructive sleep apnea. Man & Science SA is considered a related party as one member of the Company’s Board of Directors also serves on the board of Man & Science SA.

30.3.	Relationship and transactions with members of key management

For the period ended September 30, 2026 and September 30, 2025, our key management consisted of the members of executive management: Olivier Taelman (CEO), John Landry (CFO), Scott Holstine (CCO) and Bruno Onkelinx (CTO).

From August 19, 2024 until September 1, 2025, Olivier Taelman temporarily relocated to the U.S. Since then, he performs his function as CEO of the Company partially on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman and partially as employee of Nyxoah Inc. As from September 1, 2025, Olivier Taelman moved back to Belgium and from that date he is performing his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman.

In June 2026, Olivier Taelman, together with the Board of Directors, has decided that this is the right moment to transition leadership to a U.S.-based Chief Executive Officer as the Company enters its next phase of U.S.-driven growth and value creation. The Board has formally launched a search process to appoint a new U.S.-based CEO who will lead Nyxoah from within a critical market for the Company’s future growth. He will remain fully engaged during the transition period, continuing to lead the Company’s daily operations and to support a smooth onboarding and successful transition to the future CEO. Effective October 1, 2026 Liam Kelly has been appointed as Chief Executive Officer.

Effective October 2, 2026 John Landry, Chief Financial Officer, stepped down from his role to pursue another professional opportunity. Loïc Moreau, the Company’s President International and former CFO, will serve as Interim CFO effective upon Mr. Landry’s departure while the Company conducts a search for a permanent successor.

Bruno Onkelinx is an employee of Nyxoah SA. John Landry (until October 2, 2026) and Scott Holstine are employees of Nyxoah Inc.

Members of our key management were granted warrants during the period ended September 30, 2026, and September 30, 2025.

31.	Events after the Balance-Sheet Date

In October 2026, 1,000,000 warrants were issued under the 2026-2 plan.

We refer to note 30.3 for more details on the events after balance-sheet date related to related parties.

Responsibility statement

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and

b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, November 5, 2026.

On behalf of the board of directors

Robelga SRL	Liam Kelly
(permanently represented by Robert Taub)	CEO